UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 4, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

4 January 2007
To:	Australian Securities Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group's Securities Dealing Code.
Name of director	Mr M Kloppers
Date of last notice	19 December 2007
Date issuer informed of transaction	2 January 2008
Date and place of transaction	Shareplus employee share plan trust purchased the shares on the Australian Securities Exchange on 28 December 2007. The shares were allocated and the issuer informed on 2 January 2008.
Nature of transaction	44 ordinary fully paid shares of BHP Billiton Limited purchased under Shareplus.

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Shares are held directly by Computershare Nominees on behalf of all Shareplus participants. Mr Kloppers has a beneficial interest in 77 shares. Computershare Nominees CI Ltd is the registered holder.
Date of change	2 January 2008
No. of securities held prior to change	33 (refer below for details of Mr Kloppers' BHP Billiton Plc holding which is unchanged)
Class	Ordinary fully paid shares of BHP Billiton Limited
Number acquired	44
Number disposed	-
Value/Consideration	A$41.15 per share
No. of securities held after change	77
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through the Shareplus employee share plan Trust.
Any additional information

Shareplus is an all-employee share purchase plan. Under the plan, employees contribute monies to purchase shares (Acquired Shares), up to an annual contribution limit of US$5,000 in any Plan year. Shares are purchased on a quarterly basis using the employees' contributions made each pay period over the preceding 3 months. Any Acquired Shares still held by employees at the end of a 3 year holding period will be matched by the company on a 1:1 basis.

Mr Kloppers has an indirect interest in 396,683 ordinary shares in BHP Billiton Plc, as follows:

  316,683 ordinary shares in BHP Billiton Plc registered in the name of Vidacos Nominees account "FGN" of which Mr Kloppers is the beneficial holder; and
  80,000 ordinary shares in BHP Billiton Plc held by the Kloppers Family Superannuation Fund and registered in the name of Vidacos Nominees Limited

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:
  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Part 3 - Change of director's interests in options or other rights granted by the entities (cont'd)
Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Plc interests:

                      52,771        - vested GIS Deferred Shares
                                            (ordinary shares of BHP
                                            Billiton Plc)

                       37,300       - maximum number of GIS
                                            Deferred Shares (ordinary
                                            shares of BHP Billiton Plc)

                     675,000       - maximum number of
                                             Performance Shares (ordinary
                                             shares of BHP Billiton Plc)
                                             under the LTIP

               _________________

                     765,071          Total

BHP Billiton Limited interests:

                       27,582        - maximum number of GIS
                                             Deferred Shares (ordinary
                                             shares of BHP Billiton
                                             Limited)

                     333,327        - maximum number of
                                              Performance Shares
                                              (ordinary shares of BHP
                                              Billiton Limited) under the
                                              LTIP

                               77        - maximum number of matched
                                              shares (ordinary shares of
                                              BHP Billiton Limited) under
                                              Shareplus

            _______________________

                      360,986          Total

Any additional information	This notification is in respect of the Acquired Shares under the Shareplus (share purchase) scheme (see Part 1).

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Ms F Smith - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc
Contact details	Ms F Smith Tel: +61 3 9609 3179 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7802 4176 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 4 January 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary